[Letterhead of AFP Imaging Corporation]

          November 6, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	AFP Imaging Corporation Registration Statement on Form S-1 File No. 333-146704

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AFP Imaging Corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective at 2:00 P.M., Eastern Standard Time, on Thursday, November 8, 2007, or as soon thereafter as practicable.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AFP IMAGING CORPORATION
By:	/s/ Elise Nissen
Elise Nissen Chief Financial Officer

cc:	Donald Rabinovitch David Vozick Jack Becker, Esq.